                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 16)*


                            GRC International, Inc.
           ---------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.10
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                   36192210
           ---------------------------------------------------------
                                (CUSIP Number)

                                   Copy to:

                             Frank J. A. Cilluffo
                           Cilluffo Associates, L.P.
                          160 Broadway, East Building
                           New York, New York  10038
  ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 14, 2000
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                               Page 1 of 7 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 36192210                                       Page 2 of 7 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    Cilluffo Associates, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) OR 2(E)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,708,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,708,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,708,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 36192210                                       Page 3 of 7 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Frank J. A. Cilluffo

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) OR 2(E)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,638

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,736,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,638

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,736,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,749,638

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 36192210                                       Page 4 of 7 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    General Edward C. Meyer (Ret.)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            26,966

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,708,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,966

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,708,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,734,966

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       AMENDMENT NO. 16 TO SCHEDULE 13D


          This Amendment No. 16 ("Amendment No. 16") relates to the statement on
Schedule 13D (the "Schedule 13D") with respect to the Common Stock, par value $.10 per share (the "Shares"), of GRC International, Inc. (formerly known as Flow General Inc.), a Delaware corporation (the "Company"), as previously filed and amended by Cilluffo Associates, L.P. ("Cilluffo Associates"), Frank J. A. Cilluffo ("Mr. Cilluffo") and General Edward C. Meyer (Ret.) ("General Meyer") (collectively, the "Reporting Persons").

          Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Items 4, 5, 6 and 7 of the Schedule 13D are amended and supplemented as follows:

          Item 4.  Purpose of Transaction.

          According to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on February 14, 2000 by the Company (as amended, the "Schedule 14D-9"), filed by the Company on February 22, 2000, the Company has entered into an Agreement and Plan of Merger, dated as of February 14, 2000 (the "Merger Agreement"), with AT&T Corp. (the "Parent") and its wholly-owned subsidiary LMN Corporation (the "Purchaser"). The Merger Agreement is filed as Exhibit 3 to the Schedule 14D-9. Pursuant to the Merger Agreement, among other things, the Purchaser will commence a cash tender offer to acquire all of the outstanding Shares for $15.00 per Share.

          In connection with the Merger Agreement, Cilluffo Associates entered into a stockholders agreement, of even date therewith (the "Stockholders Agreement"), with the Parent and the Purchaser, which provides for, among other things, Cilluffo Associates to tender its Shares and to vote its Shares in favor of approval of the Merger Agreement. The Stockholders Agreement is attached as Exhibit G hereto and is incorporated herein by reference. According to the Tender Offer Statement on Schedule TO filed by the Parent on February 22, 2000 (the "Schedule TO"), Dr. Gerald R. McNichols, who serves on the Company's Board of Directors, also entered into a stockholders agreement with the Parent and the Purchaser, which has terms substantially similar to the terms contained in the Stockholders Agreement and which relates to 2,001,700 Shares beneficially owned by Dr. McNichols.

          Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.


          Item 5.  Interest in Securities of the Insurer.

          (a) and (b)

                                 NUMBER OF SHARES
    REPORTING PERSON            BENEFICIALLY OWNED        PERCENT OF CLASS (1)
    ----------------            ------------------        --------------------
Cilluffo Associates              1,708,000 (2)(3)                  13.7%

Mr. Cilluffo                     1,749,638 (2)(3)(4)               14.0%

General Meyer                    1,734,966 (2)(3)(4)               13.9%


     (1) Based on the 12,485,268 Shares outstanding as of January 31, 2000, as reported in the Company's Form 10-Q for the fiscal quarter ended December 31, 1999, plus 26,966 Shares issuable under directors' options in the case of General Meyer.

     (2) 1,708,000 Shares are directly owned by Cilluffo Associates. Mr. Cilluffo and General Meyer, as managing general partners of Cilluffo Associates, are deemed to share voting and dispositive power over such Shares. In addition, an aggregate of 111,000 Shares are subject to option agreements as described in Amendment No. 14.

     (3) Although each of Cilluffo Associates, Mr. Cilluffo and General Meyer could be deemed, by virtue of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owner of the Shares owned by each other, each such party disclaims such beneficial ownership for purposes of Section 13(d) or 13(g) of the Act, except to the extent of their pecuniary interest therein, and further except that Mr. Cilluffo does not disclaim beneficial ownership (for purposes of Section 13(d) and 13(g) of the Act) of the Shares held by Cilluffo Associates.

     (4) 26,966 Shares may be acquired directly by General Meyer upon exercise of directors' options, over which he would have sole power to vote or direct the vote and to dispose or direct the disposition. Mr. Cilluffo holds 13,638 Shares directly, over which he has sole power to vote or direct the vote and to dispose or direct the disposition. Fours Seas Partners, a partnership in which Mr. Cilluffo is a general partner, owns 28,000 Shares, over which Mr. Cilluffo shares voting and dispositive power. Mr. Cilluffo's holdings do not include 1,618 Deferred Stock Units to be settled in common stock after termination of his service as a Director.


                               Page 5 of 7 Pages

              (c) On January 3, 2000, Mr. Cilluffo received 461 Shares in lieu of director's fees under the Company's Directors Fee Replacement Plan.

              Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described in Item 4 hereof, in connection with the Merger Agreement, Cilluffo Associates entered into the Stockholders Agreement, which is attached as Exhibit G hereto and is incorporated herein by reference.

              Except as indicated above, the information set forth in Item 6 of the Schedule 13D remains unchanged.


     Item 7. Material to be filed as Exhibit. The following Exhibit is filed herewith:

              G. Stockholders Agreement, dated as of February 14, 2000, by and among Cilluffo Associates, the Parent and the Purchaser.

                               Page 6 of 7 Pages

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.


Dated:  February 23, 2000



                                         CILLUFFO ASSOCIATES, L.P.



                                         By:     /s/ Frank J. A. Cilluffo
                                                 -----------------------------
                                         Title:  Managing General Partner


                                         /s/ Frank J. A. Cilluffo
                                         -------------------------------------
                                         Frank J. A. Cilluffo


                                         /s/ Edward C. Meyer
                                         -------------------------------------
                                         General Edward C. Meyer (Ret.)


                               Page 7 of 7 Pages

                                 EXHIBIT INDEX


Exhibit                           Description
-------                           -----------


   G. Stockholders Agreement, dated as of February 14, 2000, by and among Cilluffo Associates, the Parent and the Purchaser.